   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1998.
                                                       REGISTRATION NO. 333-____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                          SILICON VALLEY RESEARCH, INC.
             (Exact name of Registrant as specified in its charter)



              CALIFORNIA                        7372                          94-2743735
(State or other jurisdiction of       (Primary Standard Industrial         (I.R.S. Employer
 incorporation or organization)          Classification Number)           Identification No.)

                             6360 SAN IGNACIO AVENUE
                         SAN JOSE, CALIFORNIA 95119-1231
                                 (408) 361-0333
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                   ----------
                               ROBERT R. ANDERSON
              CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF
                     DIRECTORS SILICON VALLEY RESEARCH, INC.
                             6360 SAN IGNACIO AVENUE
                         SAN JOSE, CALIFORNIA 95119-1231
                                 (408) 361-0333
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   ----------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or reinvestment plans, check the following box: [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                   ----------
                         CALCULATION OF REGISTRATION FEE

==============================================================================================================
  Title of Each Class of             AMOUNT TO BE       PROPOSED MAXIMUM   PROPOSED MAXIMUM      AMOUNT OF
Securities to be Registered           REGISTERED         OFFERING PRICE   AGGREGATE OFFERING  REGISTRATION FEE
                                                          PER SHARE (1)        PRICE (1)
--------------------------------------------------------------------------------------------------------------
Common Stock, without par value     7,623,948 shares         $0.5625         $4,288,470.75          $1,265
==============================================================================================================

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) and based on the average of the high and low prices of the Common Stock of Silicon Valley Research, Inc. as reported on the Nasdaq National Market on February 23, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS
----------
                                7,623,948 SHARES

                          SILICON VALLEY RESEARCH, INC.

                                  COMMON STOCK

         The 7,623,948 shares of Common Stock , without par value ("Common Stock"), of Silicon Valley Research, Inc. ("SVR" or the "Company") offered by this Prospectus (the "Shares") consist of 3,811,974 outstanding shares and 3,811,974 shares issuable pursuant to the exercise of currently exercisable warrants ("the Warrants") that may be sold from time to time by or on behalf of certain shareholders (the "Selling Shareholders") of the Company described in this Prospectus under "Selling Shareholders." The Selling Shareholders acquired the shares and Warrants through a private placement of equity securities by the Company in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Unit Purchase Agreement ("the Agreement") entered into in connection with the private placement requires the Company to file a registration statement under the Securities Act covering the shares issued in the private placement and the shares issued or issuable upon exercise of the Warrants on or before February 28, 1998 and use its best efforts to secure the effectiveness of such registration statement on or before March 30, 1998 and to cause the registration statement to remain effective until the earlier of (a) the date ending three years after the effective date of such registration statement, or (b) the date on which each holder is able to sell all of such holder's registrable securities in any three-month period without registration under the Securities Act pursuant to Rule 144. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company will receive the proceeds from the cash exercise of any Warrants.

         The Company has been advised by the Selling Shareholders that they intend to sell all of their respective Shares from time to time on the Nasdaq National Market (the "National Market") on terms and at prices then obtainable or in negotiated transactions. The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

        Except as described in this Prospectus under "Plan of Distribution," the Company will pay all expenses incident to the offering and sale of the Shares to the public. See "Plan of Distribution."

         THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.

         The Company's Common Stock is listed on the National Market. On February 23, 1998, the last sale price of the Company's Common Stock as reported on the National Market was $0.5625.
                                   ----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE
       CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ----------
                   The date of this Prospectus is ____, 1998.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's Web site can be accessed at http://www.sec.gov. The Company's Common Stock is traded on the National Market. Reports and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market at 1735 K Street N.W., Washington D.C. 20006-1500.

        The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended March 31, 1997; (2) Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997 and December 31, 1997; (3) Current Report on Form 8-K filed on July 14, 1997; (4) Current Report on Form 8-K filed on September 19, 1997 and (5) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 5, 1985.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be directed to Silicon Valley Research, Inc. at 6360 San Ignacio Avenue, San Jose, CA 95119-1231 (telephone number (408) 361-0333), Attn: Laurence G.
Colegate, Jr.

                                   THE COMPANY

        The Company designs a broad line of integrated placement, routing and floorplanning physical layout software products which enable electronics manufacturers to achieve improved performance and smaller die size in their integrated circuit ("IC") designs. The Company offers products which incorporate its proprietary line probe technology to create a denser circuit design. The products minimize die size, enabling a high performance design, and improve manufacturability of the IC, resulting in higher production yield.

        The Company was incorporated in California in 1979. The Company's principal executive offices are located at 6360 San Ignacio Avenue, San Jose, California 95119-1231, telephone number (408) 361-0333.

                                  RISK FACTORS

        The following risk factors should be considered in connection with the other information included and incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby. Further, this Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of risk factors set forth below and elsewhere in this Prospectus.

        Continuing Operating Losses. SVR has incurred operating losses in the past seven quarters and expects such losses to continue at least in the near term as it expands its product development and marketing capabilities. Prior to that, the Company generated minimal net income from operations during the six preceding quarters. At December 31, 1997, SVR had an accumulated deficit of $35 million. The achievement of profitability is primarily dependent upon the continued development and commercial acceptance of the Company's products, the successful management of the business of SVR and management's ability to strategically focus the Company. There can be no assurance as to whether or when achievement of profitable operations will occur.

        Availability of Additional Financing. SVR is experiencing negative cash flow from operations and it is expected that it will continue to experience negative cash flow at least through 1998. Since inception, the Company has financed its operations primarily through sales of equity securities and to a lesser extent, cash generated from operations. To date in fiscal 1998, the Company has received net cash of $6,718,000 from the private placement of equity securities. The Company also has an additional revolving line of credit from its bank providing for borrowings up to $2,000,000 with available borrowings limited to certain percentages of eligible accounts receivable. Consolidated accounts receivable were $549,000 as of December 31, 1997 and borrowings under the revolving line of credit aggregated $285,000.

        The Company believes its cash and cash generated from operations and available borrowings may not be sufficient to finance its operations through 1998. Management of SVR is exploring financing alternatives to supplement SVR's cash position. Potential sources of additional financing for SVR include private equity financings, mergers, strategic investments, strategic partnerships or various forms of debt financings. If additional funds are raised by SVR through the issuance of equity securities or securities convertible into or exercisable for equity securities, the percentage ownership of the then current stockholders of SVR will be reduced. SVR may issue a series of Preferred Stock with rights, preferences or privileges senior to those of the SVR Common Stock. SVR has no commitments or arrangements to obtain any additional funding and there can be no assurance that the required financing of SVR will be available on acceptable terms, if at all. The unavailability or timing of any financing, could prevent or delay the continued development and marketing of the products of SVR and may require curtailment of operations of SVR.

        Receipt by SVR of a Going Concern Opinion From its Independent Accountants. The report of Price Waterhouse LLP on SVR's fiscal 1997 consolidated financial statements was amended on September 17, 1997 to add an explanatory paragraph regarding SVR's ability to continue as a going concern. There can be no assurance that SVR will not continue to incur significant operating losses or that required additional financing will be available to meet SVR's business plans in fiscal 1998 and beyond.

        Dependence on Single Product Line. Revenues from sales of the SVR GARDS family of products have historically represented a substantial majority of the Company's license revenues. Although the Company has introduced its SonIC family of products, the Company expects that revenues from the sale of SVR GARDS products will continue to account for at least a significant portion of the Company's license revenues for the foreseeable future. The life cycles of the Company's products are difficult to predict due to the effect of new product introductions or product enhancements by the Company or its competitors, market acceptance of new and enhanced versions of the Company's products and competition in the Company's marketplace. Declines in the demand for the SVR GARDS family of products, whether as a result of competition, technological change, price reductions or otherwise, could have a material adverse effect on the Company's business, operating results and financial condition.

        New Products and Rapid Technological Change; Risk of Product Defects. The Electronic Design Automation ("EDA") industry is characterized by extremely rapid technological change, frequent new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. The development of more complex ICs embodying new technologies will require increasingly sophisticated design tools. The Company's future results of operations will depend, in part, upon its ability to enhance its current products and to develop and introduce new products on a timely and cost-effective basis that will keep pace with technological developments and evolving industry standards and methodologies, as well as address the increasingly sophisticated needs of the Company's customers. The Company has in the past and may in the future experience delays in new product development and product enhancements.

        The Company has recently released significant upgrades to GARDS to provide a new Power Router, to SonIC to provide a new placer and new routing capabilities, and to SC to provide a rewritten Global Router and fast new placement. There can be no assurance that these new products will gain market acceptance or that the Company will be successful in developing and marketing product enhancements or other new products that respond to technological change, evolving industry standards and changing customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance.

        In addition, all of the Company's current products operate in, and planned future products will operate in, the Unix operating system. In the event that another operating system, such as Windows NT, were to achieve broad acceptance in the EDA industry, the Company would be required to port its products to such an operating system, which would be costly and time consuming and could have a material adverse effect on the Company's business, operating results or financial condition. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner could have a material and adverse effect on the Company's business, operating results and financial condition. In addition, the introduction or even announcement of products by the Company or one or more of its competitors embodying new technologies or changes in industry standards or customer requirements could render the Company's existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by the Company or one or more of its competitors will not cause customers to defer purchases of existing Company products. Such deferment of purchases could have a material adverse effect on the Company's business, operating results or financial condition.

        Software products as complex as those offered by the Company may contain defects or failures when introduced or when new versions are released. The Company has in the past discovered software defects in certain of its products and may experience delays or lost revenue to correct such defects in the future. Although the Company has not experienced material adverse effects resulting from any such defects to date, there can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon the Company's business, operating results or financial condition.

        Compliance with Nasdaq Listing Requirements; Disclosure Relating to Low-Priced Stock. The Company's Common Stock is quoted on the Nasdaq National Market (the "National Market"). However, in order to continue to be included in the National Market, a company must meet certain maintenance criteria. Effective February 23, 1998, the maintenance criteria requires a minimum bid price of $1.00 per share, $4,000,000 in net tangible assets (total assets less total liabilities and goodwill) and $5,000,000 market value of the public float (excluding shares held directly or indirectly by any officer or director of the Company and by any person holding beneficially more than 10% of the Company's outstanding shares).

        As of February 23, 1998, the closing bid price of a share of the Company's Common Stock was $0.5625 and the Company's Common Stock had failed to maintain a closing bid price greater than or equal to $1.00. Nasdaq has advised that the Company will be provided, likely in the form of a letter, ninety calendar days in which to regain compliance with the minimum bid price. If the Company is unable to demonstrate compliance on or before the end of the period, it must submit proposals for achieving compliance. Failure to meet these maintenance criteria may result in the delisting of the Company's Common Stock from the National Market and the quotation of the Company's Common Stock on the Nasdaq SmallCap Market (the "SmallCap Market"), if the requirements for inclusion on the SmallCap Market are met. As a result of quotation on the SmallCap Market, an investor may find it more difficult to dispose of the Company's Common Stock. Effective February 1998, a company must have $4,000,000 in net tangible assets or $50,000,000 market capitalization or $750,000 net income in two of the last three years, a minimum bid price of $4.00 per share and a public float of $5,000,000 for inclusion in the SmallCap Market, subject to certain exceptions. Failure to meet the SmallCap Market inclusion criteria, or the failure to meet the SmallCap Market maintenance criteria if the initial SmallCap Market inclusion criteria are met, may result in the delisting of the Company's Common Stock from Nasdaq. Trading, if any, in the Company's Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's Common Stock.

        In addition, if the Company's Common Stock were delisted from trading on Nasdaq and the trading price of the Common Stock was less than $5.00 per share, trading in the Common Stock would also be subject to certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burden imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and limit the ability of purchasers in this offering to sell the Common Stock in the secondary market.

        Possible Volatility of Stock Price. The market price of the Company's Common Stock has been volatile. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and divert management attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

        Potential Fluctuations in Quarterly Operating Results. Numerous factors may materially and unpredictably affect operating results of the Company, including the uncertainties of the size and timing of software license fees, timing of co-development projects with customers, timing of operating expenditures, increased competition, new product announcements and releases by the Company and its competitors, gain or loss of significant customers or distributors, expense levels, renewal of maintenance contracts, pricing changes by the Company or its competitors, personnel changes, foreign currency exchange rates, and economic conditions generally and in the electronics industry specifically. Any unfavorable change in these or other factors could have a material adverse effect on the Company's operating results for a particular quarter. Many of the Company's customers order on an as-needed basis and often delay delivery of firm purchase orders until their project commencement dates are determined, and, as a result, the Company operates with no significant backlog. Quarterly revenue and operating results will therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast accurately. Historically, the Company has often recognized a substantial portion of its license revenues in the last month of the quarter, with these revenues frequently concentrated in the last two weeks of the quarter. Operating results would be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses vary with its revenue. Operating results in any period should not be considered indicative of the results to be expected for any future period, and there can be no assurance that the Company's revenues will increase or that the Company will achieve profitability.

        Lengthy Sales Cycle. The licensing and sales of the Company's software products generally involve a significant commitment of capital by prospective customers, with the attendant delays frequently associated with large capital expenditures and lengthy acceptance procedures. For these and other reasons, the sales cycle associated with the licensing of the Company's products is typically lengthy and subject to a number of significant risks over which the Company has little or no control. Because the timing of customer orders is hard to predict, the Company believes that its quarterly operating results are likely to vary significantly in the future. Actual results of the Company could vary materially as a result of a variety of factors, including, without limitation, the high average selling price and long sales cycle for the Company's products, the relatively small number of orders per quarter, dependence on sales to a limited number of large customers, timing of receipt of orders, successful product introduction and acceptance of the Company's products and increased competition.

        Dependence Upon Semiconductor and Electronics Industries; General Economic and Market Conditions. The Company is dependent upon the semiconductor and, more generally, the electronics industries. Each of these industries is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Each of these industries is highly cyclical and has periodically experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions during which the number of new IC design projects often decreases. Purchases of new licenses from the Company are largely dependent upon the commencement of new design projects, and factors negatively affecting any of these industries could have a material adverse effect on the Company's business, operating results or financial condition. The Company's business, operating results and financial condition may in the future reflect substantial fluctuations from period to period as a consequence of patterns and general economic conditions in either the semiconductor or electronics industry.

        International Sales. International sales, primarily in Japan, Korea, and Taiwan, accounted for approximately 52%, 43%, 25% and 31% of the Company's total revenue in fiscal 1995, 1996, 1997 and in the nine months ended December 31, 1997, respectively. Declining revenues from international sales were a result of the reduction in capital expenditures by semiconductor manufacturers, particularly in Asia as a result of the current financial crisis in that region, and increased competition in the electronic design automation (EDA) software market. The Company expects that international sales will continue to account for a significant portion of its revenue and plans to continue to expand its international sales and distribution channels. This revenue involves a number of inherent risks, including economic downturn in the electronics industry in Asia, traditionally slower adoption of the Company's products internationally, general strikes or other disruptions in working conditions, generally longer receivables collection periods, unexpected changes in or impositions of legislative or regulatory requirements, reduced protection for intellectual property rights in some countries, potentially adverse taxes, delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's results of operations. Sales orders received by foreign sales subsidiaries are primarily denominated in currencies other than the U.S. dollar. In order to reduce the risk of loss between the time the Company's products are purchased by subsidiaries and the time payment is made, the subsidiaries enter into foreign exchange contracts when economically feasible.

        Competition. The EDA software market in which the Company competes is intensely competitive and subject to rapid technological change. The Company currently faces competition from EDA vendors, including Cadence Design Systems, Inc. ("Cadence"), which currently holds the dominant share of the market for IC physical design software, Avant! Corporation and Mentor Graphics. These EDA vendors have significantly greater financial, technical and marketing resources, greater name recognition and, in some cases, a larger installed customer base than the Company. These companies also have established relationships with current and potential customers of the Company and can devote substantial resources aimed at preventing the Company from enhancing relationships with existing customers or establishing relationships with potential customers. The Company believes that competitive factors in the EDA software market include product performance, price, support of industry standards, ease of use, delivery schedule, product enhancements, and customer technical support and service. The Company believes that, with respect to ease of use, the Company's products may not be perceived as competing favorably.

        Competition from EDA companies that choose to enter the IC physical design market could present particularly formidable competition due to their large installed customer base and their ability to offer a complete integrated IC design solution, which the Company does not offer. The Company expects additional competition from other established and emerging companies. In addition, the EDA industry has become increasingly concentrated in recent years as a result of consolidations, acquisitions and strategic alliances. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition.

        Dependence on Certain Customers and Resellers. A small number of customers account for a significant percentage of the Company's total revenue. In fiscal 1995, HAL Computer Systems, Inc., a subsidiary of Fujitsu, Ltd. ("HAL"), accounted for 12% and Sony Corporation and Yamaha Corporation ("Yamaha") each accounted for 10% of the Company's total revenue. In fiscal 1996, HAL accounted for 16% and Motorola, Inc. and Yamaha each accounted for 11% of the Company's total revenue. In fiscal 1997, HAL accounted for 14%, Lucent Technologies, Inc. accounted for 19% and Motorola, Inc. accounted for 13% of the Company's total revenue. There can be no assurance that sales to these entities, individually or as a group, will reach or exceed historical levels in any future period. Any substantial decrease in sales to one or more of these customers could have a material adverse effect on the Company's business, operating results or financial condition. The Company currently sells and markets its products overseas, other than in Japan, through a limited number of distributors. The Company has a limited history of performance by its distributors. In addition, there can be no assurance that the distributors will be able to successfully distribute and support the Company's products on a timely basis or that such distributors will not reduce their efforts devoted to selling the Company's products or terminate their relationship with the Company as a result of competition with other suppliers' products. The loss of or changes in the relationship with or performance by one or more of the Company's international distributors could have a material adverse effect on the Company's business.

        Management Transition. The Company is experiencing a period of management transition that has placed, and may continue to place, a significant strain on its resources, including its personnel. Robert R. Anderson resumed the role of Chief Executive Officer in December 1996 and has assembled a new senior management team. The Company's ability to manage growth successfully will require its new management personnel to work together effectively and will require the Company to improve its operational, management and financial systems and controls. If Company management is unable to manage this transition effectively, the Company's business, competitive position, results of operations and financial condition will be materially and adversely affected. See "- Dependence on Key Personnel."

        Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key technical and management employees, in particular, upon Robert R. Anderson, the Company's Chairman and Chief Executive Officer. The Company does not currently have "key man" life insurance on Mr. Anderson or any other members of its senior management. The loss of services of Mr. Anderson or any of the Company's other key employees could have a material adverse effect on the Company. See "- Management Transition." The Company's success will depend in large part on its ability to attract and retain highly-skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in retaining its key technical and management personnel and in attracting and retaining the personnel it requires to continue to grow.

        Legal Proceedings. As with other companies in the Company's industry, the Company is subject to the risk of adverse claims and litigation on a variety of matters, including infringement of intellectual property, intentional and/or negligent misrepresentation of material facts and breach of fiduciary duties. On January 10, 1997, Gambit Automated Design, Inc. ("Gambit"), a competitor of the Company, filed a complaint alleging misappropriation of trade secrets, breach of contract, inducing breach of contract, breach of fiduciary duty, unfair competition and unjust enrichment against the Company and a former employee of Gambit who is a current employee of the Company. Gambit sought injunctive relief, compensation and punitive damages, restitution and attorneys' fees and costs. The parties have reached an agreement in principle to resolve this litigation. Such agreement is awaiting final documentation and does not call for the payment of any damages, monetary or non-monetary, by the Company.

        In June 1996, the Company entered into an agreement whereby the Company was granted the exclusive marketing rights to Lucent Technologies' CLOVER line of deep submicron verification products worldwide, with the exception of Japan and Taiwan. Pursuant to the four year agreement, the Company made prepaid royalty payments of $1,750,000. The agreement also provided for future prepaid royalty payments of: $1,250,000 in fiscal 1998 and $1,000,000 in fiscal 1999. In July and August 1997, both parties sent notices of termination, alleging breach of contract by the other party. In December 1997, the dispute was resolved when the parties entered into a Settlement Agreement and Mutual Release.

        Proprietary Rights. The Company relies on contract, trade secret and copyright law to protect its technology. The Company generally enters into confidentiality or license agreements with its employees, distributors and customers, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

        There has been substantial industry litigation regarding patents and other intellectual property rights involving technology companies. In the future, litigation may be necessary to protect and enforce the Company's intellectual property rights, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and could divert management's attention, which could have a material adverse effect on the Company's business, results of operations or financial condition regardless of the outcome of the litigation. In addition, third parties making claims against the Company with respect to intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to sell its products in the United States and abroad, and could result in an award of substantial damages. In the event of a claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable cost or at all.

        Concentration of Stock Ownership. The present directors, executive officers and 5% shareholders of the Company and their affiliates beneficially own approximately 64.6% of the outstanding Common Stock. As a result, these shareholders may be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

        Effect of Certain Charter Projections; Blank Check Preferred Stock. The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by the Company's shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

        Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. On the date of this Prospectus, 20,609,669 shares, including 3,811,974 shares of the 7,623,948 Shares offered hereby, are eligible for sale, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act. An additional 3,811,974 shares of Common Stock issuable upon exercise of the Warrants and offered hereby, are eligible for sale. An additional 4,773,105 shares of Common Stock issuable upon exercise of outstanding warrants, other than the Warrants, are eligible for sale, subject in some cases to the volume and other restrictions under Rule 144. Further, holders of approximately 240,000 shares of Common Stock issuable upon exercise of outstanding warrants, other than the Warrants, are entitled to certain registration rights with respect to such shares. If such holders cause a large number of shares to be sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.

                                MATERIAL CHANGES

        Changes in Beneficial Ownership of the Company's Common Stock. There were material changes to the security ownership of certain beneficial owners of the Company's Common Stock as a result of the December 30, 1997 private placement of equity securities. As of December 30, 1997, Austin Marxe beneficially owned 7,569,788 shares of the Company's Common Stock, raising his percentage ownership from 23.8% to 31.8%. As of December 30, 1997, J.F. Shea Co., Inc. beneficially owned 5,122,367 shares of the Company's Common Stock, raising its percentage ownership from 19.0% to 22.6%. As of December 30, 1997, Robert R. Anderson beneficially owned 1,846,550 shares of the Company's Common Stock, raising his percentage ownership from 7.9% to 8.6%. As of December 30, 1997, Bay Area Micro-Cap Fund, L.P. beneficially owned 1,906,156 shares of the Company's Common Stock with a percentage ownership of 8.9%.

        Change in Accounting Principles. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which the Company adopted for the quarter ended December 31, 1997. Under SFAS 128, the Company presents two EPS amounts. Basic EPS is calculated based on income or loss to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. The Company's earnings per share data included in the summary of financial data presented below has been restated for the adoption of SFAS 128.

The following data has been derived from the Company's consolidated financial statements.

                                                       Years Ended March 31,
(in thousands except per share data)    1993        1994        1995       1996       1997
------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenue                               $ 11,022   $  7,537    $  8,251   $ 10,947   $  5,504
Operating income (loss)                  1,411     (3,636)        420        530    (10,105)
Net income (loss)                        1,003     (3,892)        211        569     (9,885)
Net income (loss) per share (basic)       0.21      (0.66)       0.03       0.06      (0.86)
Net income (loss) per share               0.21      (0.66)       0.03       0.05      (0.86)
(diluted)
Weighted-average Common Shares           4,836      5,887       7,588      9,169     11,521
(basic)
Weighted-average Common Shares and
equivalents (diluted)                    4,892      5,887       8,257     10,386     11,521

BALANCE SHEET DATA
Working capital (deficit)             $  2,070   $   (298)     $    4   $ 11,848   $    481
Total assets                             6,582      3,246       5,222     17,092      8,477
Long term obligations, less current        373         36         794         38        254
portion
Shareholders' equity                     2,358        105         982     13,728      5,058

                                   MANAGEMENT

        As of January 1, 1998, the names of the directors and executive officers of the Company and their respective ages are as follows:

NAME                                        AGE     POSITION WITH THE COMPANY
----                                        ---     -------------------------
Robert R. Anderson (3)...............       60      Chairman of the Board and Chief
                                                    Executive Officer

Laurence G. Colegate, Jr.............       55      Chief Financial Officer and
                                                    Senior Vice President of Finance
                                                    and Administration

Minoru Takagi........................       52      Vice President and President of
                                                    SVR-KK

Dr. Donald Hanson....................       47      Chief Technical Officer

Robert Wong..........................       45      Vice President of Operations

Kenneth Barnett......................       61      Vice President of Sales

Roy L. Rogers (1)(2).................       63      Director

Dr. Thomas Sherby (1)................       63      Director

----------

(1)     Member of Audit Committee
(2)     Member of Compensation Committee
(3)     Member of Nominating Committee

        Robert R. Anderson became Chairman of SVR in January 1994 and resumed the position of Chief Executive Officer in December 1996. Prior to that, Mr. Anderson was Chief Executive Officer from April 1994 until July 1995 and was Chief Financial Officer from September 1994 to November 1995. Mr. Anderson co-founded KLA Instruments Corporation "KLA," a supplier of equipment for semiconductor companies, in 1975. He served as Vice-Chairman of the Board of KLA from November 1991 to March 1994 and served as Chairman of the Board of KLA from May 1985 to November 1991. Prior to that, Mr. Anderson served as Chief Operating Officer and Chief Financial Officer of KLA for nine years. Mr. Anderson currently serves as a director of Applied Science & Technology Inc., a supplier of systems components for the semiconductor industry.

        Laurence G. Colegate, Jr. joined SVR as Senior Vice President, Finance and Administration and Chief Financial Officer in February 1997. Mr. Colegate has over thirty years experience in corporate financing, financial control, tax, treasury, information systems and risk management. Prior to joining SVR, he was Vice President and Chief Financial Officer of CBR Cement Corporation, a producer and distributor of cement and construction materials, from 1989 to 1995.

        Minoru Takagi is Vice President of SVR and President and General Manager of SVR-KK in Japan. He has been an employee of the Company since the mid 1980s. He began his career in the electronics industry in 1968 and has worked for Burroughs Computer, Fairchild and Megatest Corp., a manufacturer of automatic test systems for the integrated circuit industry, in Japan.

        Dr. Donald Hanson joined SVR in May 1997 as Chief Technical Officer. He has over twenty years experience in micro computer design and has had responsibility for integrating computer-aided design systems for HAL Computer Systems, a subsidiary of Fujitsu Corporation, where he was employed for six years prior to joining SVR. He received a B.S. in Engineering from Harvey Mudd College and a M.S. and a Ph.D. in Electrical Engineering from Stanford University.

        Robert Wong joined SVR in December 1997 as Vice President of Operations. From May 1992 through November 1997, Mr. Wong was the Senior Manager of HAL Computer Systems and was responsible for corporate CAD, packaging technology and processor module development. Prior to that, Mr. Wong was the Executive Vice President of Shared Resources, Inc., where he was responsible for CAD software development, software quality assurance and customer services. He has over twenty years experience in the EDA industry ranging from IC design to system design. He received a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley, and a M.S. in Computer Science from Santa Clara University.

        Kenneth Barnett joined SVR in November 1997 as the Vice President of Sales with over twenty five years experience in the semiconductor industry. For twelve years, Mr. Barnett was the President of Silicon Valley Associates, a semiconductor test equipment company which he founded in 1985. Prior to that, Mr. Barnett was Vice President of Sales and Marketing for KLA-Tencor Corporation for a six year period and Vice President of Sales and Marketing for Micronix Corporation. Mr. Barnett holds a degree in Electrical Engineering from the Illinois Institute of Technology.

        Roy L. Rogers has been a director of SVR since January 1994. He is President of Rogers Investment Corporation. For the past ten years, Mr. Rogers has served as a General Partner of two venture capital limited partnerships, R & W Ventures I and R & W Ventures II. Previously, for a fifteen year period, he held management positions in research, institutional sales and corporate finance at Hambrecht & Quist LLC, an investment banking firm.

        Dr. Thomas Sherby has been a director of SVR since September 1994. He recently retired from his position as Chief Executive Officer and Chairman of the Board of Directors of Knights Technology, Inc., a supplier of prepackaged software, which he held since April 1989. He has over twenty years of management experience in the electronics and computer industries with Fairchild Semiconductor, Dataproducts Corp., a manufacturer of peripheral data processing equipment, and AT&T Global Information Solutions (formerly NCR Corporation), a manufacturer of computers and peripherals.

                              SELLING SHAREHOLDERS

        The following table lists the Selling Shareholders, the number of shares of the Company's Common Stock which each owned as of December 30, 1997, the number of Shares expected to be sold by each, and the number and the percentage of the shares of the Company's Common Stock each will own after the offering pursuant to the Registration Statement, assuming the sale of all the Shares expected to be sold.

        The Selling Shareholders acquired 3,811,974 shares of Common Stock and 3,811,974 shares issuable pursuant to the exercise of warrants pursuant to a Unit Purchase Agreement ("the Agreement") between the Company and such Selling Shareholders in a private placement by the Company in reliance on Regulation D and/or Section 4(2) of the Securities Act. The $0.53 exercise price for the warrants is payable in cash, cancellation of indebtedness, in shares of the Company's Common Stock, through a "same day sale" commitment or "margin" commitment from the warrant holder and a broker who is a member of the National Association of Securities Dealers, Inc. (the "NASD") or by a "net exercise." The warrants are exercisable for a term of five years. The Company agreed to file a registration statement under the Securities Act on or before February 28, 1998 with respect to the shares issued or issuable pursuant to the Agreement and to use its best efforts to secure the effectiveness of the registration statement on or before March 30, 1998 and to cause the registration statement to remain effective until the earlier of (a) the date ending three years after the effective date of the registration statement, or (b) the date on which the holder of registrable securities is able to sell all of such holder's registrable securities in any single three month period without registration under the Securities Act pursuant to Rule 144.

                                                                              Shares    Percentage of
                                         Shares Owned       Shares To      Owned After     Company's
Selling Shareholder                     Before Offering     Be Offered       Offering    Common Stock
-------------------                     ---------------     ----------     -----------  -------------
Robert R. Anderson                        1,846,550(2)        420,000(1)     1,426,550        6.7

Bay Area Micro-Cap Fund, L.P.             1,906,156(3)      1,000,000(1)       906,156        4.3

Bay Partners SBIC, L.P.                     842,746(4)        268,000(1)       574,746        2.8

Compass Technology Partners, L.P.           778,242(5)        270,272(1)       507,970        2.4

Compass Management Partners, L.P.            54,114(6)         27,028(1)        27,086         *

Compass Chicago Partners, L.P.              135,136(7)        135,136(1)             0         *

Clarion Capital Corporation                 581,853(8)        270,000(1)       311,853        1.5

Carlton G. Costigan                         153,150(9)         60,000(1)        93,150         *

William H. Costigan                          55,500(10)        30,000(1)        25,500         *

Isabella Partners                           323,887(11)        84,000(1)       239,887        1.2

J. F. Shea Co., Inc.,                     5,122,367(12)     1,678,000(1)     3,444,367       15.8

Special Situations Private                2,500,778(14)     1,351,352(1)     1,149,426        5.4
Equity Fund, L.P. (13)

Special Situations Fund III, L.P.(13)     3,846,258(15)     1,258,620(1)     2,587,638       12.1

Special Situations Cayman                 1,222,752(16)       419,540(1)       803,212        3.8
Fund, L.P. (13)

Rogers Family Trust                       1,455,353(17)       268,000(1)     1,187,353        5.7
Roy L. Rogers, Trustee

William R. Timken                           229,692(18)        84,000(1)       145,692         *

----------

*    Less than 1%

(1)  Exactly half of these Shares are issuable upon exercise of Warrants.

(2) Includes 470,956 shares held in trust of which Mr. Anderson is trustee, including 400,956 shares held by the Robert R. and Sally E. Anderson Trust, 12,500 shares held by the Robert K. Anderson Trust, 12,500 shares held by the Sharon Davidson Trust, 35,000 shares held by the Timothy R. Anderson Trust and 10,000 shares held by the Steven Davidson Trust. Also includes 17,550 shares of which Mr. Anderson disclaims beneficial ownership, including 2,550 shares owned by Sharon Davidson and 15,000 shares owned by Steven Davidson, two of Mr. Anderson's children. Also includes 672,356 shares subject to warrants exercisable within 60 days of December 30, 1997 and 88,332 shares subject to options exercisable within 60 days of December 30, 1997. Mr. Anderson is Chairman of the Board and Chief Executive Officer of the Company and beneficially owned 8.6% of the Company's outstanding shares as of December 30, 1997.

(3) Includes 971,328 shares and 844,828 shares subject to warrants exercisable within 60 days of December 30, 1997 held by Bay Area Micro-Cap Fund, L.P. (of which Gregory F. Wilbur is a General Partner). Also includes 90,000 shares held directly by Gregory F. Wilbur. Bay Area Micro-Cap Fund, L.P. beneficially owned 8.9% of the Company's outstanding shares as of December 30, 1997.

(4) Includes 331,414 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(5) Includes 315,883 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(6) Includes 25,008 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(7) Includes 67,568 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(8) Includes 249,943 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(9) Includes 30,000 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(10) Includes 15,000 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(11) Includes 124,471 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(12) Includes 2,547,168 shares held by J.F. Shea Co., Inc. (of which Mr. Edmund
     H. Shea, Jr. is Vice President), 472,258 shares held by E&M RP Trust (of which Mr. Shea is a Trustee), 7,258 shares held directly by John H. Shea and 7,258 shares held directly by Peter O. Shea. John H. Shea and Peter O. Shea are both executive officers of J.F. Shea Co., Inc. Also includes 1,249,425 shares subject to warrants held by J.F. Shea Co., Inc. exercisable within 60 days of December 30, 1997. J.F. Shea Co., Inc. beneficially owned 22.6% of the Company's outstanding shares as of December 30, 1997.

(13) Austin Marxe is a General Partner of Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P. and Special Situations Cayman Fund, L.P. He beneficially owned 31.8 % of the Company's outstanding shares as of December 30, 1997.

(14) Includes 1,250,389 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(15) Includes 1,491,379 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(16) Includes 497,126 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

(17) Includes 283,333 shares held by R&W Ventures II and 645,440 shares and 356,414 shares subject to warrants exercisable within 60 days of December 30, 1997 held by the Rogers Family Trust. Also includes 15,000 shares held by the Roy L. Rogers IRA and 21,166 shares subject to options exercisable within 60 days of December 30, 1997. Mr. Rogers is a member of the Company's Board of Directors and beneficially owned 6.9% of the Company's outstanding shares as of December 30, 1997.

(18) Includes 99,471 shares of Common Stock subject to warrants exercisable within 60 days of December 30, 1997.

                              PLAN OF DISTRIBUTION

        The Company has been advised by the Selling Shareholders that they, or their respective pledgees, donees, transferees or successors in interest, intend to sell all of the Shares from time to time on the National Market at prices and at terms prevailing at the time of sale or at prices related to the then current market price or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) an over-the-counter distribution in accordance with the rules of the National Market and at prices prevailing at the time of sale; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) in privately negotiated transactions. There is no assurance that the Selling Shareholders will sell any or all of the Shares.

        In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholder in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

        With respect to shares offered by the Selling Shareholders, the Company will pay all expenses incurred in connection with any registration qualification and compliance requested pursuant to the Agreement (excluding underwriters' or brokers' discount and commissions), including without limitation all filing registration and qualification, printers' and accounting fees and the reasonable fees and disbursements of one counsel for the Selling Shareholders and counsel for the Company.

        The Company has agreed to indemnify in certain circumstances the Selling Shareholders and various related persons against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify in certain circumstances the Company and various related persons against certain liabilities, including liabilities under the Securities Act.

        Pursuant to the Agreement, the Company agreed to use its best efforts to cause the Registration Statement, of which this Prospectus constitutes a part, to remain effective until the earlier of (a) the date ending three years after the effective date of the Registration Statement, or (b) the date on which a selling shareholder is able to sell all of such Holder's registrable securities in any single three-month period without registration under the Securities Act pursuant to Rule 144.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The Company could receive up to $2,020,346 upon the cash exercise of all the Warrants, of which there can be no assurance. The exercise price for the Warrants is payable in cash, cancellation of indebtedness, in shares of the Company's Common Stock, through a "same day sale" commitment or "margin" commitment from the warrant holder and a broker who is a member of the NASD or by a "net exercise". See "Selling Shareholders". The Company intends to use any proceeds received from the exercise of Warrants for general corporate purposes, including working capital.

                                  LEGAL MATTERS

        The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, LLP, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements as of March 31, 1997 and 1996 and for each of the two years in the period ended March 31, 1997 incorporated by reference in this Prospectus by reference to the Current Report on Form 8-K dated September 17, 1997 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements and schedule of the Company for the year ended March 31, 1995 incorporated by reference into and made a part of this Prospectus and Registration Statement of the Company, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


              TABLE OF CONTENTS

                                    PAGE
                                    ----
Available Information...............  3
Incorporation of Certain
  Documents by Reference............  3
The Company.........................  4
Risk Factors........................  4
Material Changes...................  10
Management.........................  11
Selling Shareholders...............  13
Plan of Distribution................ 15
Use of Proceeds....................  15
Legal Matters....................... 15
Experts............................  15


            7,623,948 SHARES




             SILICON VALLEY
             RESEARCH, INC.

              COMMON STOCK



               ----------
               PROSPECTUS
               ----------


                 -----

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the various expenses payable by the Company in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the Nasdaq National Market filing fee.

                                                                   To Be Paid
                                                                     By The
                                                                   Registrant
                                                                   ----------
Securities and Exchange Commission registration fee.............      $1,265
Nasdaq National Market additional listing fee...................      17,500
Accounting fees and expenses....................................       4,000
Printing expenses...............................................           0
Transfer agent and registrar fees and expenses..................           0
Blue Sky fees and expenses (including legal fees)...............           0
Legal fees and expenses.........................................       4,000
Miscellaneous expenses..........................................       2,000
                                                                   ----------
       Total....................................................     $28,765
                                                                   ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 204(10) of the California General Corporation Law ("California Law") permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors, officers, or agents to the full extent permitted by California Law. The right to indemnification conferred to such parties is a contract right. These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

        In addition, with the approval of its Board of Directors, the Company has entered into separate indemnification agreements with its directors and officers which require the Company to, among other things, indemnify them against certain liabilities which may arise by reason of their status or service.

        The Company has obtained liability insurance for the benefit of its directors and officers.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification is being sought.

ITEM 16.  EXHIBITS

        The following exhibits are filed with this Registration Statement:

Exhibit
No.         Description of Exhibit
-------     ----------------------
5.1         Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional Corporation.
23.1        Consent of Price Waterhouse LLP.
23.2        Consent of Coopers & Lybrand L.L.P.
23.3        Consent of Gray Cary Ware & Freidenrich, A Professional Corporation
            (included in Exhibit 5.1).
24.1        Power of Attorney (included in the Signature Page contained in Part
            II of the Registration Statement).

ITEM 17.  UNDERTAKINGS.

        A.     The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        D.     The undersigned Registrant hereby undertakes that:

               (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

               (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 25th day of February, 1998.

                                   SILICON VALLEY RESEARCH, INC.


                                   By:  /s/ Robert R. Anderson
                                      ------------------------------------------
                                            Robert R. Anderson
                                            Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

        Each of the officers and directors of Silicon Valley Research, Inc. whose signature appears below hereby constitutes and appoints Robert R. Anderson and Laurence G. Colegate, Jr., and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to the Registration Statement on Form S-3 and to perform any acts necessary in order to file such amendments, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 25, 1998 by the following persons in the capacities indicated.

                  SIGNATURE                                          TITLE
                  ---------                                          -----
                                                  Chairman of the Board and Chief Executive
            /s/Robert R. Anderson                 Officer (Principal Executive Officer)
----------------------------------------------
              Robert R. Anderson


         /s/Laurence G. Colegate, Jr.             Chief Financial Officer and Senior Vice
----------------------------------------------    President of Finance and Administration
           Laurence G. Colegate, Jr.              (Principal Financial and Accounting Officer)


               /s/Roy L. Rogers                   Director
----------------------------------------------
                Roy L. Rogers


               /s/Thomas Sherby                   Director
----------------------------------------------
                Thomas Sherby

                                INDEX TO EXHIBITS


Exhibit                                                                          Sequentially Numbered
  No.   Description of Exhibit                                                            Page
------  ----------------------                                                   ---------------------
  5.1   Opinion and Consent of Gray Cary Ware & Freidenrich, LLP
 23.1   Consent of Price Waterhouse LLP.
 23.2   Consent of Coopers & Lybrand L.L.P.
 23.3   Consent of Gray Cary Ware & Freidenrich, LLP (included in Exhibit 5.1)
 24.1   Power of Attorney (included in the Signature Page contained in Part II of the Registration Statement).